**Wing Tai Holdings Limited**
107 Tampines Road, Singapore 535129
Tel (65) 280 9111 Fax (65) 383 8940
http://www.wingtaiasia.com.sg

02 FEB -5 AM 8:21

18 December 2001


02002885

No: 82-4632

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

Dear Sirs

**RULE 12g3-2(b)**

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of Form 24 dated 18 December 2001 and filed with the Registrar of Companies, Singapore.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Woo Kah Wai
Company Secretary

Enc.

WINGTAIASIA

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

# RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: WING TAI HOLDINGS LIMITED

Company No: 196300239D

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 19 November 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

| Class of shares | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares | 12,000 | | |
| Nominal amount of each share | S$0.25 | | |
| Amount paid or due and payable on each share — paid | S$0.619 | | |
| due and payable | - | | |
| Amount of premium paid or payable on each share | S$0.369 | | |

2 For a consideration other than cash (*See Form 25/contract in writing)

| Class of shares | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares | | | |
| Nominal amount of each share | | | |
| Amount to be treated as paid on each share | | | |

The consideration for which the shares have been so allotted is as follows:

**Lodged in the office of the Registrar of Companies & Businesses by**

Name: WING TAI HOLDINGS LIMITED
Address: 107 Tampines Road
Singapore 535129

Tel No: 3803917
A/c No: Fax No: 3838940

**For Official Use**

Date of Registration:

Receipt No:

Checked By:

Printed by Government Printers

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: WING TAI HOLDINGS LIMITED

Company No: 196300239D

3 List of the allottees and an account of the shares allotted to them are as follows:

| (a) Name<br>(b) Address<br>(c) NRIC/Passport No/Registration No<br>(d) Nationality/Country of Incorporation | (e) †No and class of shares allotted and consideration therefor<br>(f) Date of allotment |
|---|---|
| The Central Depository (Pte) Limited<br>20 Cecil Street #06-03/08<br>Singapore Exchange<br>Singapore 049705<br>198003912M<br>Singapore | 12,000<br>14 December 2001 |

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Printed by Government Printers

Name of Company: WING TAI HOLDINGS LIMITED

Company No: 196300239D

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

| | Ordinary | Preference | Others |
|---|---|---|---|
| Authorised Share Capital | S$250,000,000 | US$200,000 | |
| Issued Share Captial | S$152,951,272 | US$150,000 | |
| Paid-up Share Capital | S$152,951,272 | US$150,000 | |

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) 8 Cross Street #11-00 PWC Building Singapore 048424

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 18 December 2001



Signature:

Name of *~~Director~~/Secretary: WOO KAH WAI

*Delete where inapplicable.
‡This Certificate is not to be completed if paragraph 3 of this Form is completed.